Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

IM Cannabis Corp. (the “Company”)
Suite 2300 – 550 Burrard Street
Vancouver, BC, Canada, V6C 2B5

Item 2 — Date of Material Change

The date of the material change was November 7, 2022.

Item 3 — News Release

A news release disclosing the material change was issued by the Company through the services of Canadian Newswire on November 7, 2022 and subsequently filed on the Company’s SEDAR profile at www.sedar.com.

Item 4 — Summary of Material Change

On November 7, 2022, the Company announced that it is commencing exit of the Canadian cannabis market to focus its resources on pursuing growth opportunities in Israel, Germany and Europe.

In connection with the announced restructuring, the Company’s wholly-owned Canadian subsidiary, Trichome Financial Corp. (“Trichome Financial”), and certain of its wholly-owned subsidiaries, including Trichome JWC Acquisition Corp., MYM Nutraceuticals Inc., Trichome Retail Corp., MYM International Brands Inc., and Highland Grow Inc. (collectively with Trichome Financial, “Trichome”), filed and obtained creditor protection under the Canadian Companies’ Creditors Arrangement Act (“CCAA”) pursuant to an order of the Ontario Superior Court of Justice (Commercial List) (the “Court”). The CCAA proceedings are solely in respect of Trichome. As such, the Company’s other assets and subsidiaries, including those in Israel and Germany, are not parties to the CCAA proceedings.

Item 5 — Full Description of Material Change

5.1 – Full Description of Material Change

On November 7, 2022, the Company announced that it is commencing exit of the Canadian cannabis market to focus its resources on pursuing growth opportunities in Israel, Germany and Europe.

In connection with the announced restructuring, the Company’s wholly-owned Canadian subsidiary, Trichome, filed and obtained creditor protection under the CCAA pursuant to an order of the Court. The CCAA proceedings are solely in respect of Trichome. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA proceedings.

The CCAA proceedings will afford Trichome the stability and flexibility required to restructure its business, including through a sale and investment solicitation process to be approved by the Court. Accordingly, the Company’s operations in Canada are expected to continue through Trichome until a sale transaction or one or more other restructuring transactions is completed.

Court materials filed in connection with Trichome’s CCAA proceedings can be found at https://www.ksvadvisory.com/insolvency-cases/case/trichome.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51‑102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Yael Harrosh
Chief Legal and Operations Officer
+972-54-6687515

Item 9 — Date of Report

November 10, 2022